UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Cheche Group Inc.

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

G20707108

(CUSIP Number)

September 14, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS LIAN JIA ENTERPRISES LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,727,780(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,727,780(1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,727,780(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%(2)
12.	TYPE OF REPORTING PERSON CO

(1)	Representing 4,727,780 Class A Ordinary Shares directly held by LIAN JIA ENTERPRISES LIMITED, which is wholly owned by HUARONG(HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED, which is wholly owned by Huarong Overseas Chinese Asset Management Co. Ltd. Huarong Zhiyuan Investment Management Co., Ltd. holds 91% equity interest in Huarong Overseas Chinese Asset Management Co. Ltd., and is a wholly-owned subsidiary of China CITIC Financial Asset Management Co., Ltd. (previously known as China Huarong Asset Management Co., Ltd.), a public company listed on the Stock Exchange of Hong Kong (Stock code:2799).
(2)	Based on 76,148,641 outstanding Ordinary Shares as a single class, being the sum of 57,552,137 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of September 29, 2023, as reported in the Issuer’s registration statement on form F-1 filed with the SEC on September 29, 2023.

1.	NAMES OF REPORTING PERSONS HUARONG(HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,727,780(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,727,780(1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,727,780(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%(2)
12.	TYPE OF REPORTING PERSON CO

(1)	Representing 4,727,780 Class A Ordinary Shares directly held by LIAN JIA ENTERPRISES LIMITED, which is wholly owned by HUARONG(HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED, which is wholly owned by Huarong Overseas Chinese Asset Management Co. Ltd. Huarong Zhiyuan Investment Management Co., Ltd. holds 91% equity interest in Huarong Overseas Chinese Asset Management Co. Ltd., and is a wholly-owned subsidiary of China CITIC Financial Asset Management Co., Ltd. (previously known as China Huarong Asset Management Co., Ltd.), a public company listed on the Stock Exchange of Hong Kong (Stock code:2799).

(2)	Based on 76,148,641 outstanding Ordinary Shares as a single class, being the sum of 57,552,137 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of September 29, 2023, as reported in the Issuer’s registration statement on form F-1 filed with the SEC on September 29, 2023.

1.	NAMES OF REPORTING PERSONS Huarong Overseas Chinese Asset Management Co., Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,727,780(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,727,780(1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,727,780(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%(2)
12.	TYPE OF REPORTING PERSON CO

(1)	Representing 4,727,780 Class A Ordinary Shares directly held by LIAN JIA ENTERPRISES LIMITED, which is wholly owned by HUARONG(HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED, which is wholly owned by Huarong Overseas Chinese Asset Management Co. Ltd. Huarong Zhiyuan Investment Management Co., Ltd. holds 91% equity interest in Huarong Overseas Chinese Asset Management Co. Ltd., and is a wholly-owned subsidiary of China CITIC Financial Asset Management Co., Ltd. (previously known as China Huarong Asset Management Co., Ltd.), a public company listed on the Stock Exchange of Hong Kong (Stock code:2799).

(2)	Based on 76,148,641 outstanding Ordinary Shares as a single class, being the sum of 57,552,137 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of September 29, 2023, as reported in the Issuer’s registration statement on form F-1 filed with the SEC on September 29, 2023.

1.	NAMES OF REPORTING PERSONS Huarong Zhiyuan Investment Management Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,727,780(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,727,780(1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,727,780(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%(2)
12.	TYPE OF REPORTING PERSON CO

(1)	Representing 4,727,780 Class A Ordinary Shares directly held by LIAN JIA ENTERPRISES LIMITED, which is wholly owned by HUARONG(HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED, which is wholly owned by Huarong Overseas Chinese Asset Management Co. Ltd. Huarong Zhiyuan Investment Management Co., Ltd. holds 91% equity interest in Huarong Overseas Chinese Asset Management Co. Ltd., and is a wholly-owned subsidiary of China CITIC Financial Asset Management Co., Ltd. (previously known as China Huarong Asset Management Co., Ltd.), a public company listed on the Stock Exchange of Hong Kong (Stock code:2799).
(2)	Based on 76,148,641 outstanding Ordinary Shares as a single class, being the sum of 57,552,137 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of September 29, 2023, as reported in the Issuer’s registration statement on form F-1 filed with the SEC on September 29, 2023.

1.	NAMES OF REPORTING PERSONS China CITIC Financial Asset Management Co., Ltd. (previously known as China Huarong Asset Management Co., Ltd.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,727,780(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,727,780(1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,727,780(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%(2)
12.	TYPE OF REPORTING PERSON CO

(1)	Representing 4,727,780 Class A Ordinary Shares directly held by LIAN JIA ENTERPRISES LIMITED, which is wholly owned by HUARONG(HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED, which is wholly owned by Huarong Overseas Chinese Asset Management Co. Ltd. Huarong Zhiyuan Investment Management Co., Ltd. holds 91% equity interest in Huarong Overseas Chinese Asset Management Co. Ltd., and is a wholly-owned subsidiary of China CITIC Financial Asset Management Co., Ltd. (previously known as China Huarong Asset Management Co., Ltd.), a public company listed on the Stock Exchange of Hong Kong (Stock code:2799).
(2)	Based on 76,148,641 outstanding Ordinary Shares as a single class, being the sum of 57,552,137 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of September 29, 2023, as reported in the Issuer’s registration statement on form F-1 filed with the SEC on September 29, 2023.

Item 1.	Issuer

	(a)	Name of Issuer:

Cheche Group Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng District, Beijing 100088, China

Item 2.	Filing Person

	(a)	Name of Persons Filing

LIAN JIA ENTERPRISES LIMITED

HUARONG(HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED

Huarong Overseas Chinese Asset Management Co., Ltd

Huarong Zhiyuan Investment Management Co., Ltd.

China CITIC Financial Asset Management Co., Ltd. (previously known as China Huarong Asset Management Co., Ltd.)

Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons”.

	(b)	Address of Principal Business Office, or, if none, Residence:

LIAN JIA ENTERPRISES LIMITED

Level 29, One Pacific Place

88 Queensway, Hong Kong

HUARONG(HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED

29/F, One Pacific Place, 88 Queensway

Hong Kong

Huarong Overseas Chinese Asset Management Co., Ltd

Bojia Peninsula Garden Clubhouse, No.198 Zhongshan Road

Shantou, Guangdong, China

Huarong Zhiyuan Investment Management Co., Ltd.

Room 601, Building 8, Financial Street, Xicheng District

China CITIC Financial Asset Management Co., Ltd. (previously known as China Huarong Asset Management Co., Ltd.)

No. 8 Financial Street, Xicheng District

Beijing, China

	(c)	Citizenship

LIAN JIA ENTERPRISES LIMITED: British Virgin Islands

HUARONG(HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED: Hong Kong

Huarong Overseas Chinese Asset Management Co., Ltd: China

Huarong Zhiyuan Investment Management Co., Ltd.: China

China CITIC Financial Asset Management Co., Ltd. (previously known as China Huarong Asset Management Co., Ltd.): China

	(d)	Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share (“Class A Ordinary Shares”).

(e) CUSIP Number:

G20707108. This CUSIP applies to the Class A Ordinary Shares of the Issuer. No CUSIP has been assigned to the Class B ordinary shares, par value US$0.00001 per share (the “Class B Ordinary Shares”) of the Issuer.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Reporting Person	Amount beneficially owned	Percentage of class		Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
LIAN JIA ENTERPRISES LIMITED	4,727,780	6.2	%*	4,727,780	0	4,727,780	0
HUARONG(HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED	4,727,780	6.2	%*	4,727,780	0	4,727,780	0
Huarong Overseas Chinese Asset Management Co., Ltd	4,727,780	6.2	%*	4,727,780	0	4,727,780	0
Huarong Zhiyuan Investment Management Co., Ltd.	4,727,780	6.2	%*	4,727,780	0	4,727,780	0
China CITIC Financial Asset Management Co., Ltd. (previously known as China Huarong Asset Management Co., Ltd.)	4,727,780	6.2	%*	4,727,780	0	4,727,780	0

*	Based on 76,148,641 outstanding Ordinary Shares as a single class, being the sum of 57,552,137 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of September 29, 2023, as reported in the Issuer’s registration statement on form F-1 filed with the SEC on September 29, 2023.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2024

LIAN JIA ENTERPRISES LIMITED

By:	/s/ LI, WENBO
Name:	LI, WENBO
Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2024

HUARONG(HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED

By:	/s/ YING, ANHUA
Name:	YING, ANHUA
Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2024

Huarong Overseas Chinese Asset Management Co., Ltd

By:	/s/ YING, ANHUA
Name:	YING, ANHUA
Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2024

Huarong Zhiyuan Investment Management Co., Ltd.

By:	/s/ LI, JIANBO
Name:	LI, JIANBO
Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2024

China CITIC Financial Asset Management Co., Ltd. (previously known as China Huarong Asset Management Co., Ltd.)

By:	/s/ WANG, YONGJIE
Name:	WANG, YONGJIE
Title:	Secretary to the Board of Directors

EXHIBIT INDEX

Exhibit
99.1	Joint Filing Agreement